					Exhibit 12.1

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before assessments	$309	$334	$301	$375	$300
Fixed charges	772	365	355	450	597
Earnings available for fixed charges	$1,081	$699	$656	$825	$897

Fixed charges:
Interest on consolidated obligations	$768	$364	$354	$448	$593
Interest on deposits	4	—	—	1	1
Mandatorily redeemable capital stock	—	1	1	1	3
Fixed charges	$772	$365	$355	$450	$597

Ratio of earnings to fixed charges	1.40	1.92	1.85	1.83	1.50